UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C. 20549

                          FORM 12b-25
                  NOTIFICATION OF LATE FILING


[X]Form 10-K [ ]Form 20-F [ ]Form 11-k [ ]Form 10-Q [ ]Form N-SAR For Period Ended: December 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
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CRAFTY ADMIRAL ENTERPRISES LTD.
Suite 601 - 1383 Marinaside Crescent
Vancouver, BC, Canada  V6Z 2W9

COMMISSION FILE NUMBER: 0-49725

PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense;
(b)	The subject annual report on Form 10-K will be filed on or
before the fifteenth calendar day following the prescribed due date; and
(c)	The accountant's statement required by Rule 12b-25(C) is not applicable and not attached.

PART III - NARRATIVE
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Registrant's certifying accountant, Clyde Bailey, PC, resigned due to health and other reasons on March 11, 2005. Registrant has engaged the services of Bateman & Co., Inc., P.C., of Houston, Texas, a firm of independent certified public accountants, as its principal accountant to audit and certify its financial statements for the year ended December 31, 2004. However, Registrant requires additional time to provide all of its corporate records and information to Bateman & Co., Inc. to audit its financial statements for the year ended December 31, 2004. Registrant will file its Form 10-KSB on or before April 15, 2005.


PART IV - OTHER INFORMATION

(1)	Contact Person: Lawrence Siccia, CEO and President
Telephone: (604) 612-4847

2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If the answer is no, identify
report(s).            [X] Yes   [ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?  [ ] Yes   [X] No


CRAFTY ADMIRAL ENTERPRISES, INC., Registrant, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2005              By: /s/ Lawrence Siccia,
                                           CEO and President